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      AMDOCS LIMITED TO ACQUIRE INTERNATIONAL TELECOMMUNICATION DATA SYSTEMS,
      INC.

      INDUSTRY LEADER IN CUSTOMER CARE AND BILLING SOLUTIONS EXPANDS OUTSOURCING CAPABILITIES

      ST. LOUIS and STAMFORD, Conn.-- Sept. 6, 1999 --Amdocs Limited (NYSE: DOX news), a global leader in customer care, billing and order management solutions for the telecom industry, and International Telecommunication Data Systems, Inc. (NASDAQ: ITDS - news), a leading provider of outsourcing and service bureau solutions to telecom companies, today jointly announced an agreement for Amdocs Limited to acquire International Telecommunication Data Systems, Inc. (ITDS) for approximately $182 million in Amdocs shares.

      The combination expands the scope of Amdocs' solution services through the enhancement of outsourcing capabilities for telecom customer care and billing operations. Amdocs expects the transaction to be accretive to its earnings immediately upon close of the transaction.

      "The deal brings together powerful, scalable customer care and billing systems from Amdocs with proven billing outsourcing capabilities from ITDS," said Avi Naor, President and Chief Executive Officer of Amdocs Management Limited. "Amdocs currently supports its customer care and billing customers with a rich services offering including customization, implementation, system integration and ongoing support. With the acquisition of ITDS, we will be expanding our services capabilities in the outsourcing area."

      Naor added, "In our target market, which comprises high-end and mid-tier providers of wireless, wireline, data and convergence services, we are witnessing demand for outsourcing as well as in-house solutions. The ITDS acquisition allows Amdocs to expedite the expansion of our outsourcing services offering. In addition, ITDS' focus on establishing long-term relationships with their customers is consistent with our business model and the high visibility of our business performance."

      "The deal is a good fit for both companies, complementing our respective capabilities," said Lewis Bakes, Chairman of the Board of ITDS. "The combined company will expand the total market currently addressed by Amdocs and ITDS, based on a set of systems and outsourcing capabilities that is unmatched in the industry. Our collective scalable software and data processing solutions will be very attractive to carriers and resellers, both domestically and internationally."

      Under the terms of the agreement, Amdocs will acquire all outstanding shares of ITDS in a stock-for-stock merger transaction that will be accounted for using the purchase accounting method under U.S. GAAP rules. In the merger, each ITDS common share will be exchanged for a number of
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      Amdocs Ordinary Shares equal to $10.50 divided by the ten-day average closing price of the Amdocs shares immediately prior to the completion of the merger, subject to a maximum exchange ratio of .4603 and a minimum exchange ratio of .3717. In addition, Amdocs will convert ITDS options to Amdocs options according to the same exchange ratio. To complete the transaction, Amdocs will file a registration statement for the issuance of approximately 6.6 million shares, based on a recent closing price of $27.50 for Amdocs' shares. Closing of the transaction is subject to the approval of ITDS shareholders and required regulatory approvals as well as certain other customary closing conditions. Amdocs expects the transaction to close by the end of December 1999.

      Amdocs Limited

      Amdocs is a leading provider of product-driven information system solutions to premier telecommunications companies worldwide. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 4,300 information systems professionals dedicated to the telecommunications industry, Amdocs has an installed base of successful projects with more than 70 major telecommunications companies throughout the world.

      Amdocs' Ensemble(TM) system supports convergent customer care, billing and order management activities in single and multi-service environments including local, cellular, data, long distance, international, cable, paging, Internet and Voice over the Internet Protocol (VOIP). Ensemble includes advanced capabilities such as a flexible customer hierarchy facility, and multi-service rating engine. The system utilizes a scaleable, client-server UNIX platform, and has been proven to support the high-volume performance requirements of leading carriers.

      For further information please call the Amdocs investor relations line at 314-212-8328 or visit our World Wide Web site at http://www.amdocs.com.

      Ensemble is a trademark of Amdocs Limited.

      ITDS

      ITDS offers advanced billing, customer care and management information systems which form the foundation for a suite of applications that provide not only subscriber billing and service support, but also the means to automate subscriber activation, remittance processing, collections, data retrieval and reporting, electronic funds transfer, credit management, inventory management and data archiving. ITDS' state-of-the-art data centers located at its facilities in Stamford, Connecticut and Champaign, Illinois, supported by a staff of approximately 750 professionals, produce almost 9 million telephone invoices monthly.

      ITDS is a registered service mark of International Telecommunication Data Systems, Inc. Additional information about ITDS is available on the Internet at http://www.itds.com.

      This news release may contain certain forward-looking statements relating to the future performance of Amdocs Ltd. and ITDS. The forward-looking information is within the meaning of Section 27A of the Securities Act of
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      1933 and Section 21E of the Securities Act of 1934, and subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties are described in greater detail in Amdocs' and ITDS' filings with the Securities and Exchange Commission.